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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-1A

Check appropriate box or boxes

☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No. ____________

☐ Post-Effective Amendment No. ____________

and/or

☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☐ Amendment No. ____________

CUMULUS FINANCIAL SERVICES, INC.
Registrant Exact Name as Specified in Charter

113 SUGAR TREE RD., WAYNESBORO, TN, 38485
Address of Principal Executive Offices (number, street, city, state/Zip Code)

256-436-7391
Registrant's Telephone Number, including Area Code

____
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

8/1/15
Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective (check appropriate box)

☑ immediately upon filing pursuant to paragraph (b)

☐ on (date) pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)

☐ on (date) pursuant to paragraph (a)

☐ 75 days after filing pursuant to paragraph (a)(2)

☐ on (date) pursuant to paragraph (a)(2) of rule 485

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Omit from the facing sheet reference to the other Act if the Registration Statement or amendment is filed under only one of the Acts. Include the "Approximate Date of Proposed Public Offering" and "Title of Securities Being Registered" only where securities are being registered under the Securities Act of 1933.

Form N-1A is to be used by open-end management investment companies, except insurance company separate accounts and small business investment companies licensed under the United States Small Business Administration, to register under the Investment Company Act of 1940 and to offer their shares under the Securities Act of 1933. The Commission has designed Form N-1A to provide investors with information that will assist them in making a decision about investing in an investment company eligible to use the Form. The Commission also may use the information provided on Form N-1A in its regulatory, disclosure review, inspection, and policy making roles.

A Registrant is required to disclose the information specified by Form N-1A, and the Commission will make this information public. A Registrant is not required to respond to the collection of information contained in Form N-1A unless the Form displays a currently valid Office of Management and Budget (OMB) control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549-1090. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. § 3507.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.